UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September 2007

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Notice of Annual General Meeting of Shareholders of Frontline Ltd to be held on September 28, 2007.

Exhibit 1

FRONTLINE LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 28, 2007

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Frontline Ltd (the “Company”) will be held on September 28, 2007 at 9:30 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To receive and adopt the financial statements of the Company for the year ended December 31, 2006.

2.	To re-elect John Fredriksen as a Director of the Company.

3.	To re-elect Tor Olav Trøim as a Director of the Company.

4.	To re-elect Kate Blankenship as a Director of the Company.

5.	To re-elect Frixos Savvides as a Director of the Company.

6.	To appoint PricewaterhouseCoopers DA of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.

7.	To amend the Company’s Bye-laws in order to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.

8.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$250,000 for the year ended December 31, 2007.

9.
To reduce the share premium account of the Company from US$480.8 Million  to nil, and to credit the amount resulting from the   reduction to the Company’s Contributed Surplus account, with immediate effect.

10.	To transact other such business as may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated:  August 30, 2007

Notes:

1.
The Board of Directors has fixed the close of business on August 17, 2007, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting

3.
A Form of Proxy is enclosed for use by holders of shares registered in the United Kingdom and Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

4.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

Frontline Ltd. (the “Company”)

Form of Proxy for use at Annual General Meeting to be held on September 28, 2007

I/We
...

(NAME IN BLOCK CAPITALS)

Of
...

being (a) holder(s) of ................................................... Ordinary Shares of $2.50 each of the above-named
Company on the record date of August 17, 2007, hereby appoint the duly appointed Chairman of the meeting or ................... to act as my/our proxy at the Annual General Meeting of the Company to be held on September 28, 2007, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Resolutions		For	Against	Abstain
1.	To re-elect John Fredriksen as a Director of the Company.
2.	To re-elect Tor Olav Trøim as a Director of the Company.
3.	To re-elect Kate Blankenship as a Director of the Company.
4.	To re-elect Frixos Savvides as a Director of the Company.
5.	To appoint PricewaterhouseCoopers DA of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.
6.	To approve various amendments to the Company’s Bye-Laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.
7.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$250,000 for the year ended December 31, 2007.
8.
To reduce the share premium account of the Company from US$480.8 Million to nil, and to credit the amount resulting from the  reduction to the Company’s Contributed Surplus account with immediate effect

Date	...................................	Signature	......................................................................

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.

2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.

3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.

5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and be sent to reach one of the following addresses, as appropriate, by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the	Holders of Shares registered on the
London Stock Exchange should return	Oslo Stock Exchange should return their Proxy
their Proxy Forms to:	Forms to:

Company Secretary, Frontline Ltd.	Nordea Bank Norge ASA
Lloyds TSB Registrars	Issuer Services
The Causeway	PO Box 1166 Sentrum
Worthing	0107 Oslo, Norway
West Sussex BN99 6ZL, England	Fax: +47 22 48 49 90/ +47 22 48 63 49
Fax: +44 1903 833085

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF FRONTLINE LTD TO BE HELD ON
SEPTEMBER  28, 2007

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2006 will be presented at the Meeting.  These statements have been approved by the Directors of the Company.  There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2006 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on our website at www.frontline.bm.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3 AND 4 - ELECTION OF DIRECTORS

The Board has nominated the four persons listed below for selection as Directors of the Company.  All nominees are presently members of the Board of Directors. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Position with the Company

John Fredriksen	63	1997	Director, Chairman, President and Chief Executive Officer

Tor Olav Trøim	44	1997	Director and Vice-President

Kate Blankenship	42	2003	Director and Chairperson of the Audit Committee

Frixos Savvides	55	2005	Director and member of the Audit Committee

John Fredriksen has been Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997.  He was previously the Chairman and Chief Executive Officer of Old Frontline.  Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd., or SeaTankers, a ship operating company and an affiliate of the Company’s principal shareholder, Hemen Holding Ltd. (“Hemen”). Mr. Fredriksen indirectly controls Hemen. Mr. Fredriksen is a director of and indirectly controls Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market and has also been a director of Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange, since November, 2004.  Mr. Fredriksen has served as a director and the Chairman of Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange since May, 2005.

Tor Olav Trøim has been Vice-President and a director of the Company since November 1997.  He previously served as Deputy Chairman of Frontline from July 4, 1997 and was a director of Old Frontline from July 1, 1996.  Until April, 2000,  Mr. Trøim was the Chief Executive Officer of Frontline Management AS, a company which supports the Company in the implementation of decisions made by the Board of Directors.  Mr. Trøim graduated as M.Sc. Naval Architect from the University of Trondheim, Norway in 1985.  His careers include Portfolio Manager Equity in Storebrand ASA (1987-1990) and Chief Executive Officers for the Norwegian Oil Company DNO AS (1992-1995).  Since 1995, Mr. Trøim has been a director of SeaTankers Management in Cyprus.  In this capacity, he has acted as Chief Executive Officer for the public companies Knightsbridge Tankers Limited and Golar LNG Limited (NASDAQ).  Mr. Trøim was also Chief Executive Officer of Seadrill Limited until the recent take-over and integration of Smedvig ASA.  Mr. Trøim is currently Vice-Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies, Golden Ocean Group Limited (OSE) and Marine Harvest ASA (OSE).

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company’s Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Limited (“Knightsbridge”) since April, 2000 and Secretary of Knightsbridge from December 2000 to March, 2007.  Mrs. Blankenship has been a director of Ship Finance International Limited since October, 2003.  Mrs. Blankenship has served as a director of Golar LNG Limited since July, 2003 and Golden Ocean Group Limited since November, 2004.  Mrs. Blankenship has served as a director of Seadrill Limited since May, 2005.  She is a member of the Institute of Chartered Accountants in England and Wales.

Frixos Savvides, a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of England and Wales.  He was the founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus.  He held this office until 2003.  Mr. Savvides is currently a senior independent business consultant and holds several Board positions including his recent appointment as Vice-Chairman of Cyprus Airways.

PROPOSAL 5 - APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers DA of Oslo, Norway as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by PricewaterhouseCoopers DA, Oslo, Norway in fiscal year 2006 included the examination of the consolidated financial statements of the Company and its subsidiaries.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 6 – AMENDMENTS TO THE BYE-LAWS

At the Meeting, the Board will ask the shareholders to approve various amendments to the Company’s Bye-laws to ensure their conformation with recent changes to the Bermuda Companies Act 1981, as amended (the “Act”).  There have been a number of recent amendments to the Act and the Board of Directors propose to amend the Company’s Bye-laws to reflect these changes to Bermuda law. In addition it is proposed to delete certain obsolete definitions. The numbering in the Bye-laws will also be changed to reflect the proposed amendments.

For full texts of the proposed changes and an explanation of such changes, please see Appendix A to this Proxy Statement.  The complete text of the amended bye-laws of the Company as adopted on December 1, 2006, have been filed as Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with Securities and Exchange Commission on July 2, 2007 and is also available on our website at www.frontline.bm.

PROPOSAL 7 – TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$ 250,000 for the year ended December 31, 2007.

PROPOSAL 8 – REDUCTION IN THE SHARE PREMIUM ACCOUNT

At the Meeting, the Board will ask the shareholders to ratify and approve a reduction in the Share Premium account of the Company (which is the amount of share capital which exceeds the aggregate par value of the Company’s outstanding Ordinary Shares of par value $2.50 each) and to credit the amount resulting from this reduction to the Company’s Contributed Capital Surplus account. The purpose of this proposal is primarily to increase the ability of the Company to declare and distribute dividends to its shareholders.

Since 2003, the Company’s policy has been to pay regular dividends with the timing and amount of dividends being at the discretion of the Board of Directors and depending upon the Company’s results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors. Since May 2003 cash dividends have been paid on a quarterly basis. In addition, the Company has made several share distributions in connection with the spin off of certain of its subsidiaries: Golden Ocean Group Limited in 2004 and Ship Finance International Limited which was spun off through a series of share distributions during the period 2003 to 2007.

The cash and share distributions described above have been made firstly from retained earnings and, when retained earnings are fully utilized, from contributed surplus.

Under Bermuda law a company cannot pay dividends from share premium. In addition, Bermuda law provides that a company may not declare or pay a dividend , or make  a distribution out of a contributed surplus, if there are reasonable , if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realisable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At December 31, 2006, the Statement of Shareholders Equity in the Consolidated Financial Statements of the Company reported a balance of US$485.9 million which is composed of both share premium and contributed capital surplus as defined under Bermuda law. It is possible that in the future, the Company’s ability to pay dividends by way of cash earnings and/or share distributions will exceed its retained earnings and contributed capital surplus. The Board of Directors have therefore put forward this proposal to transfer the entire balance of the Share Premium account at December 31, 2006 of Xm to the Contributed Capital Surplus account at December 31, 2006. This will enable the Board of Directors to declare dividends as long as the Company is solvent and the realisable value of its assets exceeds its liabilities and issued share capital.

Under Bermuda law, the Company if authorised in a general meeting may, subject to any order made by the Minister of Finance of Bermuda and to its Memorandum of Association and Bye-Laws, either with or without extinguishing or reducing the liability of any of its shares and either with or without reducing the number of shares, reduce any paid up capital that is in excess of the requirements of the Company.  The Company’s Bye-laws provide that subject to the Bermuda Companies Act 1981 (the “Companies Act”), the Company may by Resolution authorise the reduction of its issued share capital or any Share Premium or contributed surplus account in any manner whatsoever.

The Company is required, in order to effectuate such reduction, (a) not more than 30 days and not less than 15 days before the meeting to cause a notice to be published in an appointed newspaper (which notice has been published) stating the amount of the share capital as last previously determined by the Company, the amount to which the share capital is to be reduced, and the date as from which the reduction is to be recorded, and the date as from which the reduction is to have effect; and (b) on the date as from which the reduction is to have effect, an affidavit shall be sworn by at least two directors of the Company declaring either that on that date the Company is solvent or that all the creditors of the Company on that date have expressed in writing their concurrence in the reduction.

Within 30 days after the date such reduction of the paid up share capital is effective the Company, as required by Bermuda law, will file a memorandum, with a copy of the notice and the affidavit referred to above annexed thereto, in the office of the Bermuda Registrar of Companies (“Registrar”) notifying the Registrar of compliance with the Companies Act.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.  Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Georgina Sousa
Secretary

August 30, 2007
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: September 10, 2007	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer